# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
RaceYa, Inc.

*Legal status of issuer*

      *Form*
      Corporation

      *Jurisdiction of Incorporation/Organization*
      Delaware

      *Date of organization*
      April 7, 2014

*Physical address of issuer*
175 Varick St.
New York, NY 10014

*Website of issuer*
www.raceya.com

*Current number of employees*
1

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $164,378.00 | $22,199.00 |
| **Cash & Cash Equivalents** | $82,323.00 | $22,199.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $5,605.00 | $0.00 |
| **Long-term Debt** | $174,547.00 | $60,000.00 |

| | | |
|---|---|---|
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $49,917.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | ($22,073.00) | $51,179.00 |

# MAY 1, 2017

# FORM C-AR

# RaceYa, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by RaceYa, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any offering document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at www.raceya.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party (the "Securities"), or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is May 1, 2017.

THIS FORM C DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may,"* *"should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

RaceYa, Inc. (the "Company") is a Delaware Corporation, incorporated on April 7, 2014.

The Company is located at 175 Varick St., New York, NY 10014.

The Company's website is www.raceya.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

We make customizable, programmable, radio-controlled cars to help children learn about science and engineering.

**The Business Plan**

The Company designs, manufactures, and markets science, technology, engineering and mathematics (STEM) education toys, and sells a variety of related accessories and upgrades to those toys.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing customizable cars and other STEM educational toys and thus may be better equipped than us to develop and commercialize these products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide major components for our products.***

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

***As a distributor of educational toys, our business depends on developing and maintaining close and productive relationships with our vendors.***
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our product quality controls policies and procedures. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of any available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or faulty components infiltrating the supply chain.***
Because we source components from various sources, we rely on various suppliers and their quality control measures. While we have policies and procedures to maintain the highest quality levels in our products, we may be subject to faulty components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious injuries due to counterfeit or faulty products, which may be there can be no assurance that any insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***
Manufacturing or design defects and resulting injuries or other adverse events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. The risk of injury from using our products and negative publicity that could ensue from injuries resulting from such use, is amplified by the fact that the ultimate users of ur products are children. Personal injuries relating to the use of our products can also result in product liability claims being brought against us by parents, educational facilities, and other aggrieved parties. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain components in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***Product liability claims, future product recalls and safety concerns could adversely impact our results of operations.***
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the toy industry where the impact of product liability risk is high. We may be required to recall certain of our products should they be mislabeled, defective, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes illness or death. A product recall or an adverse

result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

***We may implement new lines of business or offer new products and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our customers. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, damage our reputation, and cause a loss of confidence in our products, which could adversely affect our business.

***The Company's success depends on the experience and skill of the board of its director, executive officer and key employee.***
The Company is entirely dependent on Abigail Edgecliffe-Johnson, the founder, director and chief executive officer of the Company, and currently its sole employee. The loss of Ms. Edgecliffe-Johnson for any reason, including death or disability, would significantly and irrevocably harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on Abigail Edgecliffe-Johnson in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to Ms. Edgecliffe-Johnson in the event of her death or disability. Therefore, in the event Ms. Edgecliffe-Johnson dies or becomes disabled, the Company will not receive any compensation to assist with her absence.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***
The Company has filed a trademark registration for its brand with the U.S. Patent and Trademark Office, and may seek to secure protection of its intellectual property rights relating to its electronic toy products in the future. The Company's intellectual property rights, however, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or

unauthorized use of such property, could adversely impact the Company's competitive position and results of operations. The Company may, in the future, also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***
Any dispute or litigation regarding future Company patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company's products are subject to rigorous and stringent government regulations.***
The Company's products and target market are subject to federal, state and local legislation and regulation.  U.S. toy safety requirements are among the most stringent in the world.  The Company's electronic toy products must be tested to ensure compliance with toy safety requirements, including more than 100 safety tests and standards established by the Consumer Products Safety Commission.  These standards are shaped by a number of considerations, including research on child development, dynamic safety testing and risk analysis.  Our our products will be subject to the Children's Online Privacy Protection Act, among other regulations, to protect the safety and privacy of children entering our digital community.  If our products fail to meet these standards and comply with these regulations, we may be subject to fines and our products may not be eligible to enter the market, harming the Company's business, financial condition, cash flow and results of operations.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient

Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. In the event the Company hires additional employees, a number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***The Company is an impact-driven company, and our products are narrowly targeted for a specific market. This may may reduce our ability to respond to changes in consumer preference and demand.***
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. The Company's customers are primarily in the consumer and the education markets, particularly after-school and camp programs. If the market for our educational toy products is smaller than expected, we may lack the resources and expertise to expand our product offerings successfully across product categories to satisfy the broad stream of consumer preferences. Even if we have the resources to offer more varied products, if we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development of our current product and introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.***
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***
The prices of the components, packaging materials and freight for our educational toy products are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, other commodities, or fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers

is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

***Substantial disruption to production at our third-party manufacturing and distribution facilities could occur.***
The Company does not operate its own manufacturing facility to create its products and is dependent on third-party manufacturing facilities. A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***We may incur additional expenses and delays due to technical problems or other interruptions at our third-party manufacturing facilities.***
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

***Any disruption in our information systems could disrupt our operations and would be averse to our business and results of operations.***
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

***The potential impact of failing to deliver products on time could increase the cost of our products.***
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

***Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.***
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

***The seasonality of our business places increased strain on our operations.***
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may

experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

***Our profitability may be negatively affected by inventory shrinkage.***
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

***Failure to execute our inventory management process could adversely affect our business.***
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

***Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.***
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our products are manufactured or sold, particularly in areas where our products are sold in multiple locations, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

***We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.***
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

***Decreases in discretionary consumer spending may have an adverse effect on us.***
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing

habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

***If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.***
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands.  If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

***Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.***
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

***Our advertising and marketing efforts may be costly and may not achieve desired results.***
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

***We may be required to collect sales tax on our direct marketing operations.***
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

***Government regulation is evolving and unfavorable changes could harm our business.***
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

***Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.***

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

***Our profitability is vulnerable to cost increases, inflation and energy prices.***
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.


In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business
We make customizable, programmable, radio-controlled cars to help children learn about science and engineering.

### Business Plan
RaceYa is a vehicle for science, technology, engineering, and math (STEM). We use programmable, customizable radio controlled cars to teach children about STEM. RaceYa combines the collaborative DIY ethos of the Maker Movement with the immersive experience of an American Girl Doll. Children love RaceYa because it allows them to build, play and learn independently. Parents love RaceYa because it is the stylish, engaging and educational toy they can feel good owning. Aimed at 8 to 12-year-old kids in urban settings, RaceYa is design conscious, non-gendered and filled with possibilities. Not only can kids customize and upgrade their cars, but the educational content carries through from the car to the digital experience, making RaceYa a valuable resource for parents and kids to deepen their knowledge and understanding of STEM. RaceYa is committed to addressing the "pipeline" problem of a lack of women engaged by or working in STEM. Through our branding, marketing, and programming we are creating a safe and nurturing space, both online and off, where girls, as well as boys can equally explore their potential as scientists, engineers and problem solvers. The brand has room to expand into additional products such as drones, helicopters, robots, but also into new categories such as branded STEM video and print content.

### History of the Business
Abigail Edgecliffe-Johnson founded RaceYa in April of 2014 to provide her children with the engaging and educational toys that were missing from store shelves.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| RC Cars | Radio Controlled cars with multiple replaceable, adjustable parts | 8-12-year-old kids curious about how things work and the adults in their lives who support their curiosity |

We are developing a coding library for our programmable circuit boards, and we are building a digital platform to allow kids to customize their cars and explore curated STEMed content from around the web.


**Competition**

The Company's primary competitors are littleBits, Sphero, American Girl, GoldieBlox.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in the hardware aspects of its business. These markets are characterized by highly seasonal purchasing behaviors on the part of consumers, and a tendency for copycat products to emerge rapidly from larger competitors. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

**Supply Chain and Customer Base**

Almost all of the raw and packaging materials used by the Company are purchased from others, some of which are single-source suppliers. In addition, fuel, natural gas and derivative products are important commodities consumed in our manufacturing process and in the distribution of input materials and finished products to customers. The prices we pay for materials and other commodities are subject to fluctuation. When prices for these items change, we may or may not pass the change to our customers.

The Company's customers are primarily in the consumer and the education markets, particularly after-school and camp programs.


**Intellectual Property and Research and Development**

*Trademarks*

| Application or Registration# | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 86286573 | Good and Services | RaceYa | May 20, 2014 | October 14, 2014 | U.S. |

We are committed to developing innovative children's products. Research and innovation have been major factors in our success, and we believe they will help us continue to grow in the future. We spent approximately $20,000 in 2015 and $55,000 in 2016 to help create, commercialize and disseminate our products and services.

**Real Property**

**Governmental/Regulatory Approval and Compliance**

All toys sold in the U.S., regardless of where they are made, must be tested to verify compliance with rigorous U.S. toy safety requirements, including more than 100 safety tests and standards set forth by the Consumer Products Safety Commission. These standards are shaped by a variety of considerations, including research on child development, dynamic safety testing, and risk analysis. U.S. toy safety requirements are among the most stringent in the world and are widely emulated in other markets around the globe. Our digital products will be subject to COPPA (Children's Online Privacy Protection Act) regulations to protect the safety and privacy of any children joining our digital community.

**Litigation**

None

**Other**

The Company's principal address is 175 Varick St., New York, NY 10014.  The Company's telephone number is (646) 575-5704.

The Company conducts business in New York.

## DIRECTORS, OFFICERS AND EMPLOYEES

**Directors**
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Abigail Edgecliffe-Johnson

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Founder, Director and CEO from April 2014-Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Consultant, UBS Investment Bank 2013 – 2013: Tasked with developing a compliance scheme ensuring UBS analysts were not inadvertently violating government regulations when answering qualitative and quantitative surveys sent from outside entities. • Consultant, Portland Communications March 2011 – July 2011: Created and facilitated messaging, media training, media outreach, and collaterals writing for multiple accounts; Conducted workshops and strategic reviews; formulated targeted strategies for websites and corporate partnerships; drafted tag lines, content and press releases. • UN Women: Global launch of flagship report "Progress of the World's Women: In Pursuit of Justice"; Responsible for all North America media outreach and event planning. • WITNESS: Drafted executive summary for "Cameras Everywhere" report and edited full content; Conducted multiple messaging workshops and organization-wide strategic review. • Millennium Promise: Drafted tag lines, content and press releases for the re-launch of the MDG Pledges website; Drafted press releases and social media strategy for partnership announcement with Tommy Hilfiger and USA Pro Cycling Challenge. • Research Fellow, Institute for Criminal Policy Research 2004 – 2007: Conducted fieldwork, data analysis and report writing on the Home Office commissioned studies. • Evaluation of Criminal Justice Liaison and Diversion for Women Offenders with Mental Health Problems • National Survey of Drug Treatment Care Coordinators • National Evaluation of the Drug Interventions Programme.

*Education*
Columbia University ▪ Mailman School of Public Health, Div. of Sociomedical Sciences PhD, Anthropology in 2013
Columbia University ▪ Mailman School of Public Health, Div. of Sociomedical Sciences M.A., Anthropology M. Phil. in 2012
Sociomedical Sciences University of Massachusetts, Amherst, B.A., Anthropology in 1998.

---

**Officers**
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Abigail Edgecliffe-Johnson

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Founder, Director and CEO from April 2014-Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Consultant, UBS Investment Bank 2013 – 2013: Tasked with developing a compliance scheme ensuring UBS analysts were not inadvertently violating government regulations when answering qualitative and quantitative surveys sent from outside entities. • Consultant, Portland Communications March 2011 – July 2011: Created and facilitated messaging, media training, media outreach, and collaterals writing for multiple accounts; Conducted workshops and strategic reviews; formulated targeted strategies for websites and corporate partnerships; drafted tag lines, content and press releases. • UN Women: Global launch of flagship report "Progress of the World's Women:

In Pursuit of Justice"; Responsible for all North America media outreach and event planning. • WITNESS: Drafted executive summary for "Cameras Everywhere" report and edited full content; Conducted multiple messaging workshops and organization-wide strategic review. • Millennium Promise: Drafted tag lines, content and press releases for the re-launch of the MDG Pledges website; Drafted press releases and social media strategy for partnership announcement with Tommy Hilfiger and USA Pro Cycling Challenge. • Research Fellow, Institute for Criminal Policy Research 2004 – 2007: Conducted fieldwork, data analysis and report writing on the Home Office commissioned studies. • Evaluation of Criminal Justice Liaison and Diversion for Women Offenders with Mental Health Problems • National Survey of Drug Treatment Care Coordinators • National Evaluation of the Drug Interventions Programme.

*Education*

Columbia University ▪ Mailman School of Public Health, Div. of Sociomedical Sciences PhD, Anthropology in 2013

Columbia University ▪ Mailman School of Public Health, Div. of Sociomedical Sciences M.A., Anthropology M. Phil. in 2012

Sociomedical Sciences University of Massachusetts, Amherst, B.A., Anthropology in 1998.

---

**Control/Major Decisions**

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

| Decision | Person/Entity |
|---|---|
| **Issuance of additional securities** | Board of Directors |
| **Incurrence of indebtedness** | Chief Executive Officer/President (as authorized by the Board, if applicable) |
| **Sale of property, interests or assets of the Company** | Chief Executive Officer/President (as authorized by the Board, if applicable) |
| **Determination of the budget** | Chief Executive Officer/President (as authorized by the Board, if applicable) |
| **Determination of business strategy** | Chief Executive Officer/President (as authorized by the Board, if applicable) |
| **Dissolution of liquidation of the Company** | Stockholders |

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 1 employee in New York.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 4,000,000 Shares |
| **Voting Rights** | Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares. |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the company by holders of the (assuming conversion if convertible securities)** | 100% |

| Type of security | Convertible Promissory Notes |
|---|---|
| **Amount outstanding** | $120,000 |
| **Voting Rights** | The Convertible Promissory Notes are convertible into shares of equity securities of the Company. If converted in shares of Common Stock, each stockholder of such converted shares shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares. |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Convertible Promissory Notes may convert into shares of equity securities of the Company at a later date. The availability of such Common Stock may be dilutive and such Preferred Stock will have greater rights than the Securities issued pursuant to Regulation CF. |

| | |
|---|---|
| **Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion if convertible securities)** | The percentage ownership of the Company by holders of the convertible notes will depend on amount of the Equity Financing at which the SAFEs convert, as well as the then fully-diluted capitalization of the Company. |

Securities issued pursuant to Regulation CF:

| Type of security | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| Amount outstanding | 84,546 |
| Voting Rights | None |
| Anti-Dilution Rights | None |

The Company currently has no debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Note | 1 | $30,000 | General Working Capital | October 31, 2016 | Regulation D, Rule 506(b) |
| Convertible Note | 1 | $20,000 | General Working Capital | October 31, 2016 | Regulation D, Rule 506(b) |
| SAFEs (Simple Agreement for Future Equity) | 84,546 | $84,546 | General Working Capital; Crowdfunding Expenses, Interest Expense | July 18, 2016 | Regulation CF |
| Convertible Notes | 5 | $70,000 | General Working Capital | August 2015 | Regulation D, Rule 506(b) |

**Ownership**
At present 100% of the company is owned by Abigail Edgecliffe-Johnson.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Abigail Edgecliffe-Johnson | 100.0% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.**

**Operations**
We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we have not yet launched our first product. The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: Complete development of our first product, launch sales of our first product, develop digital community platform and develop digital customization platform. The Company currently requires $4,500.00 a month to sustain operations.

**Liquidity and Capital Resources**
On July 18, 2016, the Company conducted an offering pursuant to Regulation CF and raised $84,546. The proceeds of said offering are important, but not necessary, to the operations of the Company. While not dependent on the offering proceeds, the influx of capital is helping the Company to achieve our next milestones and expedite the realization of our business plan, specifically taking us to the launch of our first product without the need to raise additional external capital. The Company does not have any additional sources of capital other than the proceeds from the Regulation CF offering and the convertible note offering.

**Capital Expenditures and Other Obligations**
The Company has not made any material capital expenditures in the past two years and does not intend to make any material capital expenditures in the near future.

**Material Changes and Other Information**
None
**Trends and Uncertainties**
The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**Restrictions on Transfer**
Any securities issued pursuant to Regulation CF (the "Securities") may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| | |
|---|---|
| **Related Person/Entity** | Abigail Edgecliffe-Johnson's Mother |
| **Relationship to the Company** | Holder of a convertible note issued by the Company |
| **Total amount of money involved** | $40,000.00 |
| **Benefits or compensation received by related person** | Shares of preferred stock on conversion, or a return of her investment plus 6% interest |
| **Benefits or compensation received by Company** | A cash investment in RaceYa |
| **Description of the transaction** | An investment in RaceYa via a convertible note, on the same terms as non-related persons |

**Conflicts of Interest**

The Company has engaged in no transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security-holders.

**OTHER INFORMATION**

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

| | |
|---|---|
| /s/ Abigail Edgecliffe-Johnson | |
| (Signature) | |
| Abigail Edgecliffe-Johnson | |
| (Issuer) | |
| Chief Executive Officer | |
| (Title) | |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

| | |
|---|---|
| /s/ Abigail Edgecliffe-Johnson | |
| (Signature) | |
| Abigail Edgecliffe-Johnson | |
| (Name) | |
| Director, Chief Executive Officer | |
| (Title) | |
| May 1, 2017 | |
| (Date) | |

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A          Financial Statements

**EXHIBIT A**
*Financial Statements*

# MANAGEMENT CERTIFICATION OF THE FINANCIAL STATEMENTS

I, Abigail Edgecliffe-Johnson, being the Chief Executive Officer of RacYa, Inc., a Delaware corporation (the "Company"), hereby certify as of this ___ day of April, 2017 that the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2016 and the related statements of operations and cash flows for the fiscal year ended December 31, 2016, and the related notes to said financial statements, are true and complete in all material respects.

_____
Abigail Edgecliffe-Johnson,
Chief Executive Officer of RaceYa, Inc.

RACEYA, INC.

FINANCIAL STATEMENTS

December 31, 2016

Together with

Accountant's Compilation Report

RaceYa, Inc.

Table of Content

**Henry M Fong**
**Certified Public Accountant**
**100 Lafayette Street, Suite #802**
**New York, NY 10013**
**(212) 925-7220**

**Board of Directors**
**Raceya Inc.**
**New York, New York**

Management is responsible for the accompanying financial statements of RaceYa Inc., which comprise the balance sheet as of December 31, 2016 and the related statements of operations and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form assurance on these financial statements.

New York, New York
April 26, 2017

1

# RACEYA, INC.
## BALANCE SHEET
## AS OF DECEMBER 31, 2016

### ASSETS

| | | |
|---|---:|---:|
| **Current Asset** | | |
| Cash | $ 82,323 | |
| Total Current Asset | | 82,323 |
| | | |
| **Other Asset** | | |
| Capitalized Cost | 82,055 | |
| Total Other Asset | | 82,055 |
| **TOTAL ASSETS** | | 164,378 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---:|---:|
| **Current Liability** | | |
| Accrued Liability | 5,605 | |
| Total Current Liability | | 5,605 |
| | | |
| **Other Liability** | | |
| Convertible Notes | 174,547 | |
| Total Other Liability | | 174,547 |
| | | |
| Commitment & Contingent Liabilities | | NONE |
| Total Liabilites | | 180,152 |
| | | |
| **Stockholder's Equity** | | |
| Common Stock (10,000,000 shares authorized at | | |
| par value $0.0001; 4,000,000 shares issued) | 20,000 | |
| Accumulated Deficit | (35,774) | |
| Total Stockholder's Equity (Deficit) | | (15,774) |
| **TOTAL LIABILITYIES AND STOCKHOLDER'S EQUITY (DEFICIT)** | | $ 164,378 |

See Accountant's Report and Notes to The Financial Statements

2

## RACEYA, INC.
## STATEMENTS OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2016

| | | 2016 |
|---|---|---|
| **Revenue** | $ | - |
| | | |
| **Operating Expenses** | | |
| Selling Expenses | | 3,255 |
| General & Administrative | | 2,956 |
| Franchise Tax | | 50 |
| Legal & Professional | | 5,037 |
| Web Hosting Fee | | 917 |
| Total Operating Expenses | | 12,215 |
| | | |
| **Operating Loss** | | (12,215) |
| | | |
| Crowd Funding Expense | | 4,253 |
| Interest Expense | | 5,605 |
| **Net Loss** | $ | (22,073) |

**RACEY, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

|  |  | 2016 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ | (22,073) |
| Change in operating assets and liabilites | | |
| Accrued Liability | | 5,605 |
| Net Cash Flows from Operating Actives | | (16,468) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Changes in Capitalized Cost | | (37,955) |
| Net Cash used in Investing Actives | | (37,955) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from Convertible Notes | | 114,547 |
| Net Cash provided by Financing Activites | | 114,547 |
| | | |
| Increase in cash | | 60,124 |
| Cash, beginning of year | | 22,199 |
| Cash, end of year | $ | 82,323 |

**RACEYA, INC.**

**NOTES TO THE FINANCIAL STATEMENTS**

## NOTE 1 - NATURE OF OPERATIONS

RaceYa, Inc. was incorporated on April 7, 2014 in the state of Delaware. The Company's headquarter is located in New York, New York. The Company develops and makes customizable radio controlled cars to teach children about Science, Technology, Engineering and Math (STEM). The financial statements of RaceYa, Inc. (which may be referred to as "RaceYa" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United State of America

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risk and uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Like any new business, we face the challenges that come from early stage branding and developing a hold on the community. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Asset Capitalization*
The Company elects to capitalize all developmental and related costs as asset to better match with the asset life.

*Revenue Recognition*
The Company will recognize revenues from ecommerce transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the united States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers

## NOTE 4 - CONVERTIBLE DEBT

During 2015, the Company issued convertible debt to multiple investors totaling $60,000. The notes carry interest of 6% and mature in five years. The notes are automatically convertible prior to maturity upon a qualified financing of at least $1,000,000 at a 20% discount to the price paid by the qualified financing investors. If the notes remain outstanding as of the maturity date, the balance will be converted at a price obtained by dividing $10,000,000 by the fully diluted capital of the Company. Upon a change in control, the notes are convertible at the option of the holder at the maturity conversion price or payable in cash.

On June 13, 2016, the Company entered a convertible note promissory note agreement with the founder of which she loaned the Company of $10,000 with interest rate of 6% to be matured on August 10, 2020

On October 12, 2016, the Company also issued a convertible note with another investor for $20,000 with simple interest rate of 5% to be matured on September 1, 2019.

Please note both 2016 transactions have the conversion rights to the Company's common stock.

## NOTE 6 - CROWD FUNDING

During 2016, the Company entered a crowd funding arrangement with the Kingdom Trust Company of which regular investors can invest in the Company . The funding is similar to the convertible note except for eliminating the interest and maturity period provision. The Company may convert to equity at a later date at a fixed conversion price. The Company received $84,546, with net proceeds of $80,293, in 2016 via crowd funding.

## NOTE 7 - STOCKS ISSUANCE

The Company has authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.00001. Upon Inception, 4,000,000 shares of common stock were issued to the Company's founder who contributed $20,000.

## NOTE 8 - INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. The Company has not recorded an income tax provision or benefit for the year ended December 31, 2016 as there is net operating loss

The Company is subject to tax in the united States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York State and City jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for both periods since inception. The Company currently is not under examination by any tax authority.